UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                 (Amendment No. 1)*
                                                -

                                 AMR Corporation
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                                (Name of Issuer)


                          Common Stock, $1.00 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    001765106
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                                 (CUSIP Number)

                    Hannes Smarason, Chief Executive Officer
                                  FL Group hf.
                               Sudurlandsbraut 12
                                  108 Reykjavik
                                     Iceland
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              (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 28, 2007
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               (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

            * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




             Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1746(3-06)

CUSIP No.   001765106
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1.      Names of Reporting Persons.

        FL Group hf.
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2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)

        (b)
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3.      SEC Use Only
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4.      Source of Funds (See Instructions)  WC
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5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e) X
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6.      Citizenship or Place of Organization  Iceland
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                     7.  Sole Voting Power 2,658,000
                     ----------------------------------------------------------
Number of
Shares Bene-
ficially by
Owned by Each
Reporting
Person With          8.  Shared Voting Power
                     ----------------------------------------------------------

                     9.  Sole Dispositive Power   2,658,000
                     ----------------------------------------------------------

                     10. Shared Dispositive Power
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,658,000
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
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13. Percent of Class Represented by Amount in Row (11)  1.1%
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14. Type of Reporting Person (See Instructions)
    IV

-------------------------------------------------------------------------------

         This Amendment No. 1 to the initial statement on Schedule 13D filed by the Reporting Person on September 27, 2007 (the "Initial Schedule 13D"), relates to shares of the Common Stock, par value $1.00 per share
(the "Common Stock") of AMR Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in the Initial Schedule 13D.

         As reported below, the Reporting Person has ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Issuer, and accordingly, upon the filing of this Amendment No. 1, the Reporting Person shall no longer be subject to the reporting requirements of
Section 13(d) of the Securities and Exchange Act of 1934.

Item 2. Identity and Background

        The information set forth in Item 2(a)-(c); (f) of the Initial Schedule 13D is hereby deleted in its entirety and replaced with the following:

        (a)-(c);(f) The reporting person is: FL Group hf. (the "Reporting Person"), an Icelandic corporation; its business address is: Sudurlandsbraut 12, 108 Reykjavik, Iceland. The Reporting Person is a publicly-traded international investment company which invests in both publicly and privately-held companies. The Reporting Person is listed on the OMX Nordic Exchange in Reykjavik.

        The name, address and principal occupation of each of the Reporting Person's executive officers and of each member of the Reporting Person's Board of Directors are set forth in Schedule 1 hereto.

Item 3. Source and Amount of Funds or Other Consideration

        The information set forth in Item 3 of the Initial Schedule 13D is hereby deleted in its entirety and replaced with the following:

         The aggregate purchase price of the 20,458,000 shares of Common Stock of the Issuer purchased by the Reporting Person was $704,983,680. The aggregate purchase price paid by the Reporting Person in connection with the swap transactions reported in the Initial Schedule 13D (the "September Swap Transactions") was $50,534,000. As discussed in Items 5 and 6 below, the September Swap Transactions were extended on November 16, 2007. The aggregate purchase price paid by the Reporting Person in connection with the November 2007 extensions was $50,930,000.

         The Reporting Person utilized its working capital: (i) to purchase the shares of Common Stock of the Issuer reported in the Initial Schedule 13D as beneficially owned by the Reporting Person, and (ii) to enter into the September Swap Transactions and November 2007 swap extensions.

Item 4.  Purpose of Transaction

         The information set forth in Item 4 of the Initial Schedule 13D is hereby supplemented by the addition of the following paragraph at the end of
Item 4:

         As reported in more detail in the Initial Schedule 13D, commencing in September 2007, the Reporting Person strongly urged the Issuer to consider strategic alternatives to increase shareholder value, including the spin-off of certain business operations, such as the Issuer's AAdvantage Frequent Flyer program.

        The Reporting Person evaluates its investment portfolio on a regular basis. As a result of its recent review, the Reporting Person has decided to reduce its exposure to the aviation sector and to the Issuer, particularly in light of the performance of the Issuer in 2007 and current economic conditions in the United States. As described in Item 5 below, the Reporting Person has sold the bulk of its holdings in the Issuer.

Item 5. Interest in Securities of the Issuer

        The information set forth in Item 5 of the Initial Schedule 13D is hereby deleted in its entirety and replaced with the following:

         a) Shares of Common Stock. As of the close of business on November 29,
            ----------------------
2007, the Reporting Person beneficially owned 2,658,000 shares of Common Stock of the Issuer, constituting approximately 1.1% of outstanding shares of Common Stock of the Issuer (based on 249,121,904 shares outstanding on October 12, 2007, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007).

         As reported in the Initial Schedule 13D, the Reporting Person then was the beneficial owner of a total of 22,658,000 shares of Common Stock of the Issuer, which represented approximately 9.1% of the outstanding shares of Common Stock of the Issuer. These shares included 20,458,000 shares held by the Reporting Person's wholly-owned subsidiary, FL Group Holding Netherlands B.V. On November 28, 2007, the Reporting Person's wholly-owned subsidiary sold 17,800,000 of the 20,458,000 Shares it held. The wholly-owned subsidiary holds the remaining 2,658,000 Shares.

         Swap transactions. As reported in the Initial Schedule 13D, the
         -----------------
Reporting Person entered into an ISDA Master Agreement with Morgan Stanley & Co. International plc on December 4, 2006 (the "MSC Master Agreement"), relating to shares of Common Stock of the Issuer. The Reporting Person entered into a series of swap transactions executed in September 2007 under the MSC Master Agreement, relating to a total of 2,200,000 shares of Common Stock of the Issuer. Under the MSC Master Agreement and confirmation letters relating to the specific transactions effected under the MSC Master Agreement (the "Confirmation Letters"), the Reporting Person had the right to elect to settle the swap transactions by taking delivery of the 2,200,000 shares of Common Stock. Accordingly, the Reporting Person was deemed to beneficially own the 2,200,000 shares of Common Stock.

         The September Swap Transactions were scheduled to expire on November 16, 2007, and were subsequently extended on the same terms. On November 28, 2007, the Reporting Person divested its interest in the 2,200,000 shares which were the subject of the November 2007 swap extensions.

         In summary, on November 28, 2007 the Reporting Person sold or otherwise divested its interest in a total of 20,000,000 shares of Common Stock. Additional information regarding these transactions appears in Schedule 2 attached hereto.

         (b) The Reporting Person has sole voting and dispositive power over the 2,658,000 shares of Common Stock which it beneficially owns.

         (c) Certain information regarding the transactions effected by the Reporting Person in the Common Stock of the Issuer and swap transactions relating to the Common Stock of the Issuer during the sixty (60) day period prior to the date of this Amendment No. 1 is set forth in Schedule 2 attached hereto.

         (d) Not applicable.

         (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on November 28, 2007.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The information set forth in Item 6 of the Initial Schedule 13D is hereby replaced in its entirety with the following:

         As noted in Item 5, above, on or about December 4, 2006, the Reporting Person entered into the MSC Master Agreement regarding shares of Common Stock of the Issuer and into related pledge agreements. In addition, the Reporting Person entered into the Confirmation Letters in September 2007 relating to the respective September Swap Transactions.

         On or about June 27, 2007, FL Group Holding Netherlands B.V., a wholly-owned subsidiary of the Reporting Person, entered into a ISDA Master Agreement with Morgan Stanley & Co. International plc (the "ISDA Master Agreement").

          On November 16, 2007, the Reporting Person and Morgan Stanley & Co. International plc extended the September Swap Transactions. In connection with the extension, the Reporting Person, FL Group Holding Netherlands B.V., and Morgan Stanley & Co. International plc entered into a Deed of Amendment and Restatement dated November 16, 2007, which also, among other things, increased the maximum number of shares of Common Stock covered under the swap agreements to 6,000,000 shares of Common Stock and extended the fixed valuation date of the swap transactions to November 16, 2008.

          The description herein of selected terms of the MSC Master Agreement, the Confirmation Letters and related documents are qualified in their entirety by the terms of the Master Agreement and the Confirmation Letters, copies of which appear as exhibits to this amended Schedule 13D.

         Other than the MSC Master Agreement, the ISDA Master Agreement, the Confirmation Letters, related pledge agreements, and the documentation relating to the extension of the swap transactions in November 2007, there are no contracts, arrangements, understandings or relationships between the Reporting Person, or to the best of the Reporting Person's knowledge, any executive officers or directors of the Reporting Person, and any other person, with respect to any securities of the Issuer, including but not limited to transfer of voting of any of the shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits*



* Exhibits relating to the swap transactions referred to in Items 5 and 6 to be filed, as required, by amendment to this Schedule 13D.




Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             November 30, 2007


                                             FL GROUP hf.




                                             By:     /s/ Hannes Smarason
                                                     -------------------
                                             Name:   Hannes Smarason
                                             Title:  Chief Executive Officer

                                   SCHEDULE 1


                DIRECTORS AND EXECUTIVE OFFICERS OF FL GROUP hf.


         The name, citizenship and present principal occupation or employment of each of the directors and executive officers of FL Reporting Person are set forth below. Unless otherwise indicated, the business address of each individual is FL Group hf., Sudurlandsbraut 12, 108 Reykjavik, Iceland.

                 Name                Position with FL Group hf.        Business Address
                                         and (if different)                                       Citizenship

                                        Principal Occupation
  Executive Officers

  Hannes Smarason(1)            Chief Executive Officer                                             Iceland


  Jon Sigurdsson                Deputy Chief Executive Officer                                      Iceland


  Benedikt Gislason             Managing Director of Capital Markets                                Iceland


  Sveinbjorn Indrioason         Chief Financial Officer                                             Iceland


  Directors

  Jon Asgeir Johannesson        Chairman of the Board of Directors    Baugur Group                  Iceland
                                                                      Tungotu 6
                                Executive Chairman, Baugur Group hf.  101 Reykjavik, Iceland
                                (privately-held international
                                investment firm)

  Thorsteinn M. Jonsson         Vice-chairman of the Board of         Laufasvegi 73                 Iceland
                                Directors                             101 Reykjavik, Iceland

                                Chief Executive Officer, Vilfilfell
                                hf. (The Coca-Cola Bottling Company
                                of Iceland)

  Magnus Armann                 Director                              Laufasvegi 73                 Iceland
                                                                      101 Reykjavik, Iceland
                                Private Investor

  Skarphedinn Berg Steinarsson  Director                              Fasteignafelagio Stooir       Iceland
                                                                      Kringlunni 4-12
                                Chief Executive Officer,              103 Reykjavik, Iceland
                                Fasteignafelagid Stodir hf.
                                (privately-held real estate
                                investment company)


1. Mr. Smarason is the largest shareholder of the Reporting Person, owning 20.8% stock of the Reporting Person.

                                       6

  Smaris Sigurdsson                  Director                              Sioumuli 24-26             Iceland
                                                                           105 Reykjavik, Iceland
                                     Investment Director, Primus Ltd. (a
                                     privately-held international
                                     investment company owned by Mr.
                                     Smarason)

  Jon Kristjansson                   Director                              Kringlunni 4-6              Iceland
                                                                           103 Reykjavik, Iceland
                                     Chairman of the Board, Sund ehf.
                                     (privately-held investment firm)

  Paul Richmond Davidson             Director                              West Coast Capitol          Scotland
                                                                           Marathon Hotel
                                     Partner, West Coast Capital           Olympic Business Park
                                     privately-held international          Drybridge Road
                                     investment firm)                      Dundonald, Ayrshire
                                                                           Scotland KA2  9AE




                                   SCHEDULE 2


                  TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS


         The following table sets forth all transactions that were effected during the past sixty (60) days in shares of Common Stock of the Issuer by the Reporting Person.


       Transaction Date                Number of Shares              Type of Transaction              Price Per Share

November 28, 2007                          1,000,000                        Sale                         $22.1178

November 28, 2007                          9,200,000                        Sale                         $20.9

November 28, 2007                          9,800,000                        Sale                         $20.9
                                           ---------

                                    Total: 20,000,000